[ING FUNDS LOGO]

April 14, 2010

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Variable Products Trust (“Registrant”)
(File Nos. 33-73140; 811-8220)

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer and Jay Stamper on March 25, 2010, for Post-Effective Amendment No. 41 filed on or about February 10, 2010, to the Registration Statement on Form N-1A for ING Variable Products Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comment

1.                         Comment:                                The Staff requested that the Registrant remove disclosure regarding e-delivery from the table of contents page. The disclosure can appear elsewhere in the summary prospectus.

Response:                                  The Registrant has removed the e-delivery disclosure from the table of contents of the statutory prospectus.

Summary Prospectus - Item 3 — Fee Table

2.                         Comment:                                The Staff requested that the second sentence of the first paragraph of the narrative regarding estimation of expense information be removed as the disclosure is neither required nor permitted in the Summary Prospectus if the Portfolio is not new.

Response:                                  The Registrant has deleted the second sentence.

3.                         Comment:                                The Staff believes that the third, fourth and fifth sentences of the narrative are too long and should be consolidated. In addition, the fourth sentence refers to a “prospectus summary” and the Staff feels that could be confusing due to the Summary Prospectus initiative.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Response:                                  The Registrant will revise the disclosure to read as follows: “The table does not reflect fees or expenses that are, or may be, imposed under an insurance company separate account serving as an investment option under variable annuity contracts or variable life insurance policies (“Variable Contract”) or a qualified pension or retirement plan (“Qualified Plan”). For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

4.                         Comment:                                The Staff requested that the line item in the table for acquired fund fees and expenses be removed if there are none.

Response:                                  The line item for acquired fund fees and expenses in the table will be removed if the Portfolio has not incurred any.

5.                         Comment:                                The Staff requested that recoupments be removed from the line item “Waivers, Reimbursements and Recoupments” in the table if there are no recoupments; and if recoupments occur, the Staff requested that they be reflected in Other Expenses.

Response:                                  The Registrant has removed “Recoupments” from the line item entitled “Waivers, Reimbursements and Recoupments.” None of the Portfolios were affected by recoupments.

6.                         Comment:                                The Staff requested that all footnotes (except the footnote relating to (1) operating expenses being higher than that shown in the financial highlights because acquired fund fees and expenses are not reflected in the financial highlights; and (2) expense limitations and waivers) be removed. In addition, the Staff requested that the Registrant consider summarizing the expense limitation/waiver disclosure on those Portfolios that have multiple waivers

Response:                                  The Registrant has removed the footnotes as requested and has also condensed the footnote regarding expense limitations and waivers, where necessary.

7.                         Comment:                                The Staff requested confirmation that all waivers and expense limitations are in effect for one full calendar year.

Response:                                  The Registrant confirms that all waivers and expense limitations are in effect for at least one full calendar year.

8.                         Comment:                                The Staff requested that the line item that currently reads “Total Portfolio Operating Expenses” be revised to read “Total Annual Portfolio Operating Expenses” and that the line item that currently reads “Net Portfolio Operating

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Expenses” be revised to read “Total Annual Portfolio Operating Expenses After Waivers and Reimbursements.”

Response:                                  The Registrant has made the requested revisions.

Summary Prospectus - Item 3 — Example

9.                         Comment:                                The Staff requested that that the disclosure in the narrative regarding the examples reflecting the expense limitation agreement and/or waivers be deleted in cases in which a Portfolio does not have an expense limitation agreement or waiver.

Response:                                   The Registrant appreciates the comment, but notes that expense limits/waiver agreements may be in effect at the time of the filing of this registration statement that have not yet been activated and are therefore not reflected in the expense table.  Additionally, the Registrant notes that a Portfolio that is not currently the beneficiary of an expense limit/waiver agreement may be in the future.  The Registrant does not believe that Item 3 is intended to prevent the Registrant from disclosing such circumstances, and accordingly, the Registrant believes that the current disclosure is in compliance with Instruction 3(e) to Item 3.

10.                   Comment:                                The Staff requested that the reference to “Sold or Held” in the table be removed as this is not applicable to variable portfolios.

Response:                                  The Registrant has made the requested change.

Summary Prospectus - Item 4 — Investments and Risks

11.                   Comment:                                The Staff requested that the disclosure regarding the 60-day notification of any change in the Rule 35d-1 disclosure be moved out of the Summary Prospectus as it does not belong in Item 4.

Response:                                  The Registrant appreciates the comment, but believes that the Rule 35d-1 disclosure is an important part of the principal investment strategies.

12.                   Comment:                                The Staff commented that the Registrant has not summarized the strategy and risks as stated in Item 4. Please summarize the strategy and risks and move additional details to Item 9.

Response:                                  The Registrant currently provides the risk description in response to both Item 4(b) (a summarized description) and Item 9(c) (a detailed description) in the prospectuses.  However, with respect to the description of principal investment strategies, the Registrant does not always include two separate versions: Item 4(a)

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

(summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is already followed by other funds in the industry.

13.                   Comment:                                The Staff requested that the Registrant identify in Item 4 or Item 9 the extent to which a Portfolio’s investments may subject it to particular risks relative to other funds.

Response:                                  The Registrant appreciates the comment, but believes that it has identified the principal risks of each Portfolio in Item 4 and that it is not necessary to qualify the principal risks with percentages as the information necessary to determine the extent of a Portfolio’s exposure to a particular risk is contained in the principal investment strategies.

14.                   Comment:                                The Staff requested that a risk for portfolio turnover be added any time there is a sentence in the principal investment strategies that the fund may engage in frequent and active trading.

Response:                                  The Registrant will remove all references to frequent and active trading in the principal investment strategies since an entire section regarding portfolio turnover is contained in the Summary Prospectus. It would be repetitive to add a risk since the risk is already stated in Item 2.

15.                   Comment:                                The Staff stated the Market risk has a reference to “movements in financial services” and requests clarification as to what “movements” means.

Response:                                  The Registrant has removed the disclosure.

16.                   Comment:                                The Staff requested that the Registrant provide strategy disclosure for liquidity risk.

Response:                                The Registrant believes that Liquidity risk is a risk to all mutual funds regardless of its principal investment strategies.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Summary Prospectus - Item 4 — Performance Information

17.                   Comment:                                The Staff asked for clarification with regard to the sentence in the narrative for the performance tables which directs investors not to compare the fund’s performance directly with performance of other products without taking into account all fees and expenses payable under variable contracts and qualified plans. In particular, the Staff requested that we clarify what “products” means. In addition, the Staff requested that we explain why we think it is not appropriate for an investor to compare the performance as they believe it is appropriate especially considering that we have already stated that the performance does not include additional fees and expenses of the insurance contract and that if it did, the performance would be lower.

Response:                                   The Registrant has revised the disclosure to replace “products” with “other investment products.” In addition, the Registrant believes that the language is clear in disclosing to the investor that he/she should compare the performance but only after taking into account the fees charged at the investment product level.

18.                   Comment:                                For Portfolios that have more than one class of shares in the performance charts, the Staff requested that we remove the disclosure in the narrative preceding the chart stating that if one class has higher/lower expenses the performance of the other class would be lower/higher. The Staff stated that Form N-1A only allows a new class that has no performance to state that the comparing class has higher/lower expenses and therefore the performance would be lower/higher.

Response:                                  The Registrant appreciates the comment but, notwithstanding the requirements of Form N-1A regarding a new class showing the performance of a comparing class, the Registrant believes that guidance in previous Staff no-action letters regarding presentation of another class’ performance permit this explanation for any class presenting the restated performance of a comparing class. See Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) and Managers Core Trust (Jan. 28, 1993). Furthermore, the Registrant believes it would be misleading to show the performance of the comparing class without explaining that the two classes incur different expenses and that, as a result, the performance of the comparing class has been adjusted to reflect the higher or lower expenses of the relevant class.

19.                   Comment:                                The Staff requested that the Registrant remove the sentence in the narrative preceding the performance charts that states that the index return does not

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

reflect deduction for fees, expenses or taxes and move it to a parenthetical following the index in the table.

Response:                                   The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table. The Registrant has added it as a footnote to the table.

20.                   Comment:                                The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response:                                  The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

21.                   Comment:                                The Staff requested that the footnote to the performance table that states that the index performance is as of the date closest to the Class’ inception for which data is available should be removed as a footnote and incorporated into the table.

Response:                                   The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table. The Registrant prefers to add it as a footnote to the table. In addition, index performance is only provided for the first business day of each month and so the Registrant provides it for the date closest to the class’ inception as stated in the footnote.

22.                   Comment:                                The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response:                                  The Registrant will consider the comment in upcoming registration statements; however, due to cost and time constraints, the Registrant will continue to use the parentheticals for this filing.

23.                   Comment:                                The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:                                  The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

24.                   Comment:                                For Portfolios using adjusted performance, the Staff asked for clarification of the meaning of “adjusted” and for the basis of the presentation.

Response:                                  The Registrant will ensure that disclosure is contained in the narrative to the Calendar Year Total Returns and the Average Annual Total Return table that explains the fact that the return is adjusted for higher expenses of the comparative class. With regard to the basis for the performance, the Registrant believes that guidance in previous Staff no-action letters regarding presentation of another class’ performance permit this explanation for any class presenting the restated performance of a comparing class. See Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) and Managers Core Trust (Jan. 28, 1993). Furthermore, the Registrant believes it would be misleading to show the performance of the comparing class without explaining that the two classes incur different expenses and that, as a result, the performance of the comparing class has been adjusted to reflect the higher or lower expenses of the relevant class.

25.                   Comment:                                The Staff observed that the narrative for the performance information states that performance can be located at a specific web site. However, upon checking the website, the Staff was unable to locate performance information for the variable portfolios.

Response:                                  The Registrant has removed the statement. Individual variable contract owners or plan participants will be sent to the appropriate website through their variable product level prospectus or the governing documents of their qualified plan.

Summary Prospectus - Item 6 — Purchase and Sale of Portfolio Shares

26.                   Comment:                                The Staff requested that the Registrant confirm that this disclosure accurately describes how one can purchase and sell funds shares. In addition, please (i) clarify that the funds can only be purchased through variable products or qualified plans; (ii) revise the disclosure to indicate that fund shares may be bought and sold at the fund’s website or by contacting the fund via mail or phone; and (iii) add disclosure regarding payments by the funds to broker-dealers or other intermediaries that sell the contract and, if applicable, use the term “conflict of interest.”

Response:                                   The Registrant has revised the disclosure to confirm how Portfolio shares can be bought and sold and that they can only be purchased through variable products or qualified plans. In addition, the Registrant has revised the Item 8 disclosure as discussed in comment 28 below.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Summary Prospectus - Item 7 — Tax Information

27.                   Comment:                                The Staff requested that Item 7 be added to the Summary Prospectus and that the Registrant add a reference to the location of the tax section in the statutory prospectus.

Response:                                  The Registrant has added the following disclosure as required by Item 7 of Form N-1A to the Summary Prospectus:

Distributions made by the Portfolio to a Variable Contract or Qualified Plan, and exchanges and redemptions of Portfolio shares made by a Variable Contract or Qualified Plan, ordinarily do not cause the corresponding contract holder or plan participant to recognize income or gain for federal income tax purposes. See the accompanying contract prospectus or the governing documents of your Qualified Plan for information regarding the federal income tax treatment of the distributions to your Variable Contract or Qualified Plan and the holders of the contracts or plan participants.

Summary Prospectus - Item 8 — Payments to Broker-Dealers and Other Financial Intermediaries.

28.                   Comment:                                The Staff requested that disclosure be revised to include conflicts of interest language.

Response:                                  The Registrant has revised the disclosure as requested.

Statutory Prospectus - Item 9

29.                   Comment:                                The Staff believes that the risks should be tied back to which Portfolio they apply to. The Staff suggested a table or parentheticals after each risk

Response:                                   The Registrant appreciates the comment but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Portfolio. In addition, the third paragraph of the section entitled “Additional Information About the Portfolios’ Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

30.                   Comment:                                The Staff believes that some of our risks are too long. In particular, the Staff pointed to the Foreign Investments risk.

Response:                                  The Registrant has shortened some of the risks (in particular, Foreign Investments risk) after the 485a filing was filed. The Registrant believes that the current risk disclosure is appropriate.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

31.                   Comment:                                The Staff requested that disclosure be added to the financial highlights that reflecting insurance or contract charges would lower total return.

Response:                                  The Registrant has already included that information as a footnote to all financial highlights.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:	Huey P. Falgout, Jr., Esq.
ING Investments, LLC

Jeffrey S. Puretz, Esq.
Dechert LLP

Attachment A

April 14, 2010

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	ING Variable Products Trust
(File Nos. 33-73140; 811-8220)

Dear Mr. Foor:

ING Variable Products Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc	Jeffrey S. Puretz, Esq.
Dechert LLP